

<u>*By Electronic Mail*</u>

May 13, 2020

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: Goldman Sachs ETF Trust
        Issuer CIK: 0001540305
        Issuer File Number: 333-179562/811-22668
        Form Type: 8-A12B
        Filing Date: May 13, 2020

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following security for listing on Cboe BZX Exchange, Inc. ("Exchange"):

• LHA Market State Alpha Seeker ETF (MSVX)

The Exchange requests acceleration of registration of this security under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (646) 856-8722. Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Initial Listings Analyst